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SEPARATION AGREEMENT
AND
RELEASE AND COVENANT NOT TO SUE

  1.  The Parties.  The parties to this Agreement are Todd
Shipyards Corporation ("Todd") and David K. Gwinn.

  2. Severance of Employment Relationship. Todd and Mr. Gwinn have mutually agreed that Mr. Gwinns employment with Todd shall cease, effective March 3, 1995.

  3. Obligations of Todd. For the consideration set forth below, Todd agrees as follows:

    3.1 Severance Payments and Benefits. Mr. Gwinns employment by Todd shall continue until March 3, 1995. Mr. Gwinn shall cease to be an employee of Todd, but Todd shall pay Mr. Gwinn the sum of Five Thousand Five Hundred Dollars ($5,500.00) per month for nine calendar months. Payments shall be made on the 30th day of each month, commencing on March 30, 1995, with the last payment to be made on November 30, 1995. Mr. Gwinn shall be responsible for the payment of all taxes, including federal withholding and self-employment taxes. In addition, during the period ending November 30, 1995, Todd will continue to provide Mr. Gwinn with medical, dental, vision and long term disability benefits in accordance with the terms of those plans. After March 3, 1995, Mr. Gwinn shall not be entitled to accrue any vacation leave, sick leave, compensatory time, pension credits under the Todd Retirement System, make contributions to Todds 401(k) Plan or receive benefits of any other nature.

    3.2 Vacation and Compensatory Time. On March 3, 1995, all accrued and unused vacation leave and all accrued and unused compensatory time will be paid to Mr. Gwinn in accordance with Todds policies. Todd will not pay for more than 300 hours of compensatory time.

    3.3 Out-Placement Services. Mr. Gwinn will be provided with out-placement services described in Exhibit A.

    3.4 COBRA Benefits. Effective December 1, 1995, Mr. Gwinn will be entitled to continue his health benefits pursuant to COBRA.

  4. Obligations of Mr. Gwinn. For the consideration set forth above, Mr. Gwinn agrees as follows:

    4.1 Release and Covenant Not to Sue. Mr. Gwinn, on behalf of himself, his spouse, his marital community, his heirs and any successors and assigns, hereby releases Todd, its successors, predecessors, subsidiaries, parents and affiliated companies and their officers, agents and employees (hereinafter collectively referred to as Releasees) from any and all claims he might have against them arising out of his employment by Todd, or his separation from said employment. Unless otherwise specified above, this Release specifically encompasses any and all claims including, but not limited to, claims for wages; bonuses; compensatory time; pension benefits; vacation pay; attorneys fees; costs; emotional distress or humiliation; damage to character; breach of contracts; wrongful termination; discrimination, including discrimination under the Age Discrimination in Employment Act, 29 U.S.C., Section 621 et seq.
(ADEA). Mr. Gwinn further covenants that he will not sue these Releasees or file any charges against them with any federal, state or local agencies, regarding any matters arising out of his employment with Todd or his separation from said employment.
This Release and Covenant Not to Sue encompasses any and all claims whether currently known or unknown to Mr. Gwinn, except that as to any claims under the ADEA, this Release does not apply to any events arising after the execution of this Agreement.

    4.2 Consultation. Mr. Gwinn agrees to make himself available to consult with Todd with regard to any matters or claims arising out of events which occurred during the time that he was employed by Todd. Said consultation may consist of, but is not limited to, testimony in depositions, trials, or other administrative proceedings and the preparation for same. Any consultation requested by Todd and rendered by Mr. Gwinn after November 30, 1995 shall be remunerated at the rate of $45.00 per hour. The Indemnification Agreement entered into between Todd and Mr. Gwinn on March 1, 1994, (attached hereto), shall remain in full force and effect according to its terms.

    4.3 Confidentiality of the Agreement. Mr. Gwinn agrees to keep the facts and terms of this Agreement in strictest confidence and will not disclose the dollar amount or any of the terms of this Agreement to anyone except his attorney, his spouse or except as may be required by law. Mr. Gwinn represents that he has not, prior to signing this Agreement, told anyone about the Separation Agreement or the consideration being provided to him by Todd. Mr. Gwinn understands that this pledge of confidentiality is an integral part of Todds agreement to provide the consideration set forth in paragraph 3 above.

    4.4  Confidentiality of Trade Secrets and Business Sensitive
Information. Mr. Gwinn agrees that at no time shall he in any way reveal to any third party any confidential or business sensitive information with regard to Todd, or its parents, subsidiaries, successors, predecessors, and affiliated companies.

  5. Waiting Period Under the ADEA. In accordance with the ADEA, Mr. Gwinn may consider this Agreement for a period of twenty-one (21) days up to and including March 24, 1995. He may accept this Agreement at any time on or prior to that date by signing and delivering it to: Secretary & General Counsel, Todd Shipyards Corporation, 1801 16th Avenue SW, Seattle Washington. Up until the conclusion of the seventh day after this Agreement has been signed and delivered in the fashion described above, Mr. Gwinn may revoke the Agreement by notifying: Secretary & General Counsel, Todd Shipyards Corporation, at the above address, in writing, of said revocation.

  6. Nonadmission. No provisions or statements contained in this Agreement shall be construed as an admission by the Releasees that they have either acted improperly, or that they are in any way liable to Mr. Gwinn for any matters arising during his employment by Todd or his separation therefrom. Any such liability is expressly denied.

  7. Consequence of Breach. If either party breaches this Agreement in any way, the other party shall be entitled to seek enforcement and/or damages and the prevailing party in such action shall be entitled to its attorneys fees and costs. Venue shall be in King County, Washington and Washington law shall govern the dispute.

  8. Notice to Consult with an Attorney. Both parties agree that they have freely and voluntarily entered into this Agreement. Mr. Gwinn further acknowledges that he has read this Agreement in its entirety and by the terms of this Agreement has been advised to seek the independent advice and counsel of an attorney before executing it. By his execution of this Agreement, he acknowledges that he has had the opportunity to seek an attorneys advice and that he understands the contents of this Agreement.

  9. Entire Agreement. This Agreement sets forth the complete understanding of the parties concerning their respective commitments and obligations arising out of the severance of the employment relationship. This Agreement contains all representations, obligations and prior understandings between the parties and supersedes any other negotiations or agreements preceding the execution of this Agreement.

DATED: ______________________
TODD SHIPYARDS CORPORATION


By: ___________________________________



DATED: ______________________
_______________________________________
DAVID K. GWINN, on behalf of himself and his marital community, heirs and assigns